May 17, 2023

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

Attn: Ms. Christina DiAngelo Fettig

and Ms. Karen Rossotto

100 F Street, N.E.

Washington, DC 20549

Re:

Capitol Series Trust (the “Registrant”) Request for Acceleration of the Effective Date of Pre- Effective Amendment No. 3 filed on May 16, 2023 to the Proxy Statement on Form N-14 (SEC File No. 333-270510) (the “Registration Statement”)

Dear Ms. Fettig and Ms. Rossotto:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above captioned Registration Statement which was filed with the U.S. Securities Exchange Commission on May 16, 2023 via EDGAR (Accession No. 0001580642-23-002741) be accelerated so that the Registration Statement will become effective at 5:00 p.m., Eastern Time, May 17, 2023, or as soon thereafter as practicable.

Northern Lights Distributors, LLC, the principal underwriter for the Capitol Series Trust with respect to the Hull Tactical US ETF, has also signed this letter requesting acceleration.

If you have any additional questions, or need additional information, please contact me by phone at 513-346-4152 or by e-mail at pleone@ultimusfundsolutions.com. Alternatively, you may contact Thomas Sheehan, counsel to the Trust and its Independent Trustees, by phone at 207-632-0897 or by e-mail at Thomas.Sheehan@practus.com.

CAPITOL SERIES TRUST	NORTHERN LIGHTS DISTRIBUTORS, LLC
/s/ Paul Leone	/s/ Kevin Guerette
Mr. Paul Leone, Secretary Capitol Series Trust	Mr. Kevin Guerette, President Northern Lights Distributors, LLC

cc:	Mr. Martin Dean, Chief Compliance Officer Ms. Tiffany Franklin, Assistant Secretary